Exhibit 20
Philip H.Messer
AMEC E&C Services, Inc.
2001 W. Camelback Road Suite 300
Phoenix, AZ 85015
Telephone: 602-343-2400
Fax: 602-343-2498
Email:philip.messer@amec.com
CONSENT of AMEC E&C Services Inc.

TO:	United States Securities and Exchange Commission

AND TO:	NovaGold Resources Inc.
We do hereby consent to the incorporation by reference in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the Technical Report of the Rock Creek Property, Nome, Alaska, USA dated September 10, 2006 (the “Technical Report”) relating to the Rock Creek project, included in the 2006 Annual Information Form for NovaGold Resources Inc. dated February 27, 2007 (the AIF).
We further consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) of the references to my name and the use of the Technical Report relating to the Rock Creek project in the AIF, which are incorporated by reference in the annual report on Form 40-F.
Dated at Phoenix, Arizona this 08 day of March, 2007.

/s/ Philip H. Messer
Philip H. Messer
Operations Manager
AMEC E&C Services Inc.

AMEC E&C Services, Inc.
2001 W. Camelback Road, Suite 300